November 25, 2011

VIA EDGAR -- FORM DEL AM

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re: Delaying Amendment for First Eagle Funds Registration Statement on Form N-14 (File No. 333-177595)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of First Eagle Funds (the “Registrant”), we hereby file a delaying amendment with respect to Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-177595) relating to the reorganization of the Old Mutual High Yield Fund (formerly, Old Mutual Dwight High Yield Fund), a series of Old Mutual Funds II, into the First Eagle High Yield Fund, a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on October 28, 2011 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York and State of New York on the 25th day of November, 2011.

No fees are required in connection with this filing.  If you have any questions or comments in connection with this delaying amendment, please call Robert A. Zecher at (212) 848-4763 or Nathan J. Greene at (212) 848-4668.

Sincerely,

/s/ Suzan J. Afifi
Suzan J. Afifi
Secretary
First Eagle Funds